File No.  812- 13765

As filed with the Securities and Exchange Commission on September 22 , 2010

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

________________________

In the Matter of the Application

of

Jackson National Life Insurance Company
Jackson National Life Insurance Company of New York
Jackson National Asset Management, LLC
JNL Series Trust
JNL Variable Fund LLC

_______________________

AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED  (THE “ACT”), FOR AN ORDER GRANTING AN EXEMPTION FROM SECTION 17(a) THEREOF, PURSUANT TO SECTION 12(d)(1)(J) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND 12(d)(1)(B) OF THE ACT, AND UNDER SECTION 6(c) OF THE ACT GRANTING AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

_______________________

Please send all communications, notice and orders to:

Chip Lunde, Esq. Joan E. Boros, Esq. Jorden Burt LLP Suite 400 – East Lobby 1025 Thomas Jefferson Street, NW Washington, DC 20007 Telephone: (202) 965-8139/8150 Facsimile: (202) 965-8104	With a copy to: Susan S. Rhee, Esq. Jackson National Asset Management, LLC 1 Corporate Way Lansing, Michigan 48951 Telephone: (517) 367-4336 Facsimile: (517) 706-5517

This Amended and Restated Application (including Exhibits) consists of 39 pages
The exhibit index appears on page 31

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

In the Matter of:	)
)
JACKSON NATIONAL LIFE INSURANCE COMPANY	) )
)
1 Corporate Way	)
Lansing, Michigan 48951)
)
JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK	) )
	)	AMENDED AND RESTATED
2900 Westchester Avenue, Suite 305)		APPLICATION PURSUANT TO
Purchase, New York 10577)		SECTION 6(c) AND 17(b) OF THE
	)	INVESTMENT COMPANY ACT OF
JNL SERIES TRUST,	)	1940, AS AMENDED (THE "ACT"),
	)	FOR AN ORDER GRANTING AN
1 Corporate Way	)	EXEMPTION FROM SECTION 17(a)
Lansing, Michigan 48951)		THEREOF AND PURSUANT TO SECTION
	)	12(d)(1)(J) OF THE ACT FOR AN EXEMPTION
JACKSON NATIONAL ASSET	)	FROM SECTIONS 12(d)(1)(A) AND 12(d)(1)(B)
MANAGEMENT, LLC,	)	OF THE ACT, AND UNDER SECTION 6(c) OF
	)	THE ACT GRANTING AN EXEMPTION
1 Corporate Way	)	FROM RULE 12d1-2(a) UNDER THE ACT
Lansing, Michigan 48951,	)
)
and	)
)
JNL VARIABLE FUND LLC,	)
)
225 West Wacker Drive	)
Suite 1200)
Chicago, Illinois 60606)
)
File No. 812- 13765 __________	)

I.  INTRODUCTION

Jackson National Life Insurance Company ("Jackson"), Jackson National Life Insurance Company of New York ("Jackson New York," and collectively with Jackson, the "Insurance Companies") (including any insurance company controlling, controlled by or under common control with the Insurance Companies), Jackson National Asset Management, LLC (the “Manager”) (including any entity controlling, controlled by, or under common control with the Manager (“Affiliated Manager”)), JNL Series Trust (“Series Trust”), and JNL Variable Fund LLC (“JNLVF” together with the Series Trust, the “Funds”) (collectively, "Applicants"), on their own behalf and on behalf of any existing or future series of the Funds and any existing or future registered open-end management investment company or  series thereof that currently or subsequently is part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940 (the “Act”), as the Funds, and is, or will be, advised by the Manager or any Affiliated Manager (together with the existing series of the Funds, the "Series"), hereby file this amended and restated application (“Application”) for an order of the Securities and Exchange Commission (the “Commission”) pursuant to the Investment Company Act of 1940, as amended (the “Act”).1

    Applicants request that the Commission issue an order under Section 12(d)(1)(J) of the Act to the extent necessary to permit: (a) certain Series (each a "Fund of Funds," and collectively, the "Funds of Funds") to acquire shares of registered open-end management investment companies (the "Unaffiliated Investment Companies") and unit investment trusts ("UITs") that are not part of the same "group of investment companies" as defined in Section 12(d)(1)(G)(ii) ("Unaffiliated Trusts," together with Unaffiliated Investment Companies, "Unaffiliated Funds") in excess of the limitations in Section 12(d)(1)(A) of the Act; (b) the Unaffiliated Investment Companies, their principal underwriters and any broker or dealer ("Broker") registered under the Securities Exchange Act of 1934 to sell shares of Unaffiliated Investment Companies to the Funds of Funds in excess of the limitations in Section 12(d)(1)(B) of the Act; (c) the Funds of Funds to acquire shares of certain other Series in the same group of investment companies as defined in Section 12(d)(1)(G)(ii) of the Act as the Funds of Funds (the "Affiliated Funds," together with the Unaffiliated Funds, the "Underlying Funds") in excess of the limitations in Section 12(d)(1)(A) of the Act; and (d) the Affiliated Funds, their principal underwriters and any Broker to sell their shares to the Funds of Funds in excess of the limitations in Section 12(d)(1)(B) of the Act.  Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) of the Act exempting the transactions described in (a) through (d) above from Section 17(a) of the Act to the extent necessary to permit an Underlying Fund that is an affiliated person of a Funds of Funds to sell its shares to and redeem its shares from the Funds of Funds.

    The Applicants further request that the Commission issue an order under Section 6(c) of the Act exempting the Applicants from Rule 12d1-2(a) under the Act to the extent necessary to permit a Fund of Funds that invests in Underlying Funds in reliance on Section 12(d)(1)(G) of the Act (a “Section 12(d)(1)(G) Fund of Funds”), and that is eligible to invest in “securities” (as defined in Section 2(a)(36) of the Act) in reliance on Rule 12d1-2 under the Act, to also invest, to the extent consistent with its investment objective, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act (“Other Investments”).

    Certain of the Underlying Funds currently pursue, or may in the future pursue, their investment objectives through a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the Act.   Each Fund of Funds may invest in an Underlying Fund that operates as a feeder fund in a master-feeder arrangement.2  Each Fund of Funds also may invest in Unaffiliated Funds that have received exemptive relief or otherwise be permitted to list and trade their shares on a national securities exchange at negotiated prices (“exchange traded funds” or “ETFs”) to the extent such investment is consistent with the investment objective of the Fund of Funds.

    All entities that currently intend to rely on the Requested Order are named as Applicants and any other entity that relies on the order in the future will comply with the terms and conditions of this Application.

II.  The Applicants

A.           Jackson

Jackson is a stock life insurance company organized under the laws of the state of Michigan in June 1961. Its legal domicile and principal business address is 1 Corporate Way, Lansing, Michigan 48951. Jackson is admitted to conduct life insurance and annuity business in the District of Columbia and all states except New York. Jackson is ultimately a wholly-owned subsidiary of Prudential plc (London, England).

B.           Jackson New York

Jackson New York is a stock life insurance company organized under the laws of the state of New York in July 1995. Its legal domicile and principal address is 2900 Westchester Avenue, Purchase, New York 10577. Jackson New York is admitted to conduct life insurance and annuity business in Delaware, Michigan and New York. Jackson New York is ultimately a wholly-owned subsidiary of Prudential plc (London, England).

C.           Series Trust

 Series Trust is a Massachusetts business trust, registered with the Commission under the Act as open-end management investment company of the series type and has filed with the Commission a registration statement under the Securities Act of 1933, as amended (the “1933 Act”), to register the offering of its shares.

Series Trust is composed of multiple series, each of which has its own investment objective, policies and restrictions.  Certain of the series invest exclusively in shares of other series of Series Trust, pursuant to their investment policies and restrictions.3  Other series may be added in the future.

Each series is managed by the Manager.  In addition, as described below, each series benefits from discretionary advisory services provided by a s ub a dviser that is identified, retained and compensated by the Manager.

Shares of the series of Series Trust serve, along with other investment company shares, as the funding vehicles for variable annuity and variable life contracts (the “Contracts”) offered through separate accounts registered as unit investment trusts under the Act (the “Registered Separate Accounts”) of the Insurance Companies.4  Owners of Contracts (the “Owners”) may select sub-accounts of the Separate Accounts (the “Sub-Accounts”) that invest in the series to fund the Contracts.  No shares in any series of Series Trust are sold directly to the public, although shares in the series may be sold to pension and retirement plans that are referred to as “qualified” under the Internal Revenue Code of 1986, as amended, to the g eneral a ccounts of the Insurance Companies   that are permitted to hold shares of series that are designed to fund insurance products consistent with the requirements of Treasury Regulation 1.817-5 (“General Accounts”) , or to series of the Funds.

D.           JNLVF

JNLVF is a Delaware Limited Liability Company and is registered with the Commission under the Act as an open-end management investment company of the series type, and has filed with the Commission a registration statement under the 1933 Act to register the offering of its shares.

JNLVF is composed of multiple series, each of which has its own investment objective, policies and restrictions.  Other series may be added to JNLVF in the future.

Each series is managed by the Manager.  In addition, as described below, each series benefits from discretionary advisory services provided by a Sub-Adviser that is identified, retained and compensated by the Manager.

Shares of the series of JNLVF, along with other investment company shares, serve as the funding vehicles for Contracts offered through Registered Separate Accounts of the Insurance Companies.5  Owners may select Sub-Accounts of the Separate Accounts that invest in the series of JNLVF to fund the Contracts.  No shares in any series of JNLVF are sold directly to the public, although shares in the series may be sold to pension and retirement plans that are referred to as “qualified” under the Internal Revenue Code of 1986, as amended, to the General Account s of the Insurance Companie s , or to series of the Funds.

E.           Manager

The Manager is a Michigan Limited Liability Company, and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  The Manager is a wholly owned subsidiary of Jackson.

Pursuant to separate Investment Advisory Agreements (the “Management Agreements”) between the Manager and each of the Funds, respectively, the Manager serves as investment adviser to and manager of each Series.  The Manager also selects, contracts with, compensates, and monitors the performance of any Sub-Adviser (defined below) that manages the investment and reinvestment of the assets of the Funds.

III.  Legal Analysis

A.           Section 12(d)(1)

1.           Explanation of Sections 12(d)(1)(A) and (B)

Section 12(d)(1) of the Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section.  Section 12(d)(1) of the Act was enacted to prevent unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding such as (i) duplicative costs, (ii) the exercise of undue influence or control over the underlying funds and (iii) the complexity of such arrangements.   See the report of the SEC on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

Specifically, Section 12(d)(l)(A) of the Act prohibits a registered investment company (an “acquiring company”), and any company or companies controlled by such acquiring company, from acquiring securities of any other investment company (an “acquired company”) if, immediately after the acquisition: (i) the acquiring company and any company or companies controlled by such acquiring company owns more than 3% of the total outstanding voting stock of the acquired company; (ii) the value of the securities of the acquired company exceeds 5% of the total assets of the acquiring company; or (iii) the aggregate value of those securities and the securities of all other investment companies owned by the acquiring company exceeds 10% of its total assets.

Section 12(d)(l)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any registered broker or dealer from selling or otherwise disposing of any of the shares of the investment company to another investment company if immediately after such sale (i) more than 3% of the total outstanding voting stock of the acquired company is owned by the acquiring company and any company or companies controlled by it; or (ii) more than 10% of the total outstanding voting stock of the acquired company is owned by the acquiring company and other investment companies and companies controlled by them.

2.           Section 12(d)(1)(J)

Section 12(d)(l)(J) of the Act provides that the Commission may exempt any person, security or transaction, or any class of or classes of persons, securities or transactions, from any provision of Section 12(d)(l) if the exemption is consistent with the public interest and the protection of investors.  Therefore, the Applicants request an exemption under Section 12(d)(1)(J) of the Act from the limitations of Sections 12(d)(1)(A) and (B) to the extent necessary to permit (a) the Funds of Funds to acquire shares of the Underlying Funds in excess of the limitations in Section 12(d)(1)(A) of the Act, and (b) the Unaffiliated Investment Companies and Affiliated Funds, their principal underwriters and any Broker to sell their shares to the Funds of Funds in excess of the limitations in Section 12(d)(1)(B) of the Act.

For the reasons discussed below, the proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(l)(A) and (B).  Accordingly, the Applicants believe that the requested exemption is consistent with the public interest and protection of investors.

 3.           No Undue Influence

Applicants submit that the proposed structure will not result in the exercise of undue influence by a Fund of Funds or it s affiliated persons over the Un derlying Funds.  Applicants note that the concerns about undue influence do not arise in connection with the Funds of Funds investments in Affiliated Funds because they are part of the same " group of investment companies ," within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Fund of Funds .  Each Unaffiliated Investment Company will operate independently as determined by its own board of directors or trustees ("Board") and management.

As an assurance that an Unaffiliated Investment Company understands the implications of an investment by a Fund of Funds under the Requested Order, prior to an investment in the shares of the Unaffiliated Investment Company in excess of the limits of Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute an agreement (the “Participation Agreement”) stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the Requested Order and agree to fulfill their responsibilities under the Requested Order.

To limit the control a Fund of Funds or its affiliated persons may have over an Unaffiliated Fund, Applicants submit that (a) the Manager and any person controlling, controlled by, or under common control with the Manager, any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the Act advised or sponsored by the Manager or any person controlling, controlled by, or under common control with the Manager (collectively, the “Group”), will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act and (b) any other investment adviser within the meaning of Section 2(a)(20)(B) of the Act  to a Fund of Funds (“Sub-Adviser”) , any person controlling, controlled by or under common control with the Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser (collectively, the “Sub-Adviser Group”) will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.  If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Group or the Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated Fund, the Group or the Sub-Adviser Group (except for any member of the Group or the Sub-Adviser Group that is a Separate Account) will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares.  A Registered Separate Account will seek voting instructions from its Contract Owners and will vote its shares of an Unaffiliated Fund in accordance with the instructions received and will vote those shares for which no instruction were received in the same proportion as the shares for which instructions were received.  An Unregistered Separate Account will either: (i) vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares; or (ii) seek voting instructions from its Contract Owners and vote its shares of the Unaffiliated Fund in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. This condition will not apply to the Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by, or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

To further limit the potential for undue influence by a Fund of Funds or its affiliated persons over an Unaffiliated Fund, Condition 2 precludes a Fund of Funds , the Manager, any Sub-Adviser, promoter or principal underwriter of a Fund of Funds, and any person controlling, controlled by, or under common control with any of those entities (each, a “Fund of Funds Affiliate”) from taking advantage of an Unaffiliated Fund, with respect to transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter and principal underwriter and any person controlling, controlled by, or under common control with any of those entities (each an “Unaffiliated Fund Affiliate”).  No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

In furtherance of the foregoing, prior to investing in Unaffiliated Funds under the proposed arrangement, the Board of each Fund of Funds including a majority of the trustees who are not “interested persons” as defined in Section 2(a)(19) of the Act (“Disinterested Trustees”), will adopt procedures reasonably designed to assure that the Manager and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration the Fund of Funds or a Fund of Funds Affiliate receives from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(l)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Disinterested Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions (i) is fair and reasonable in relation to the nature and quality of services and benefits received by the Unaffiliated Investment Company; (ii) is within the range of consideration that the Unaffiliated Investment Company would be required to pay another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned.  This condition does not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

Additionally, no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company, or as a sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, advisory board member, Manager, Sub-Adviser, or employee of the Fund of Funds, or a person of which any such officer, director, Manager, Sub-Adviser, member of an advisory board or employee is an affiliated person (each, an “Underwriting Affiliate,” except any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate).  An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is referred to as an “Affiliated Underwriting.”   T he Board of the Unaffiliated Investment Company, including a majority of the Disinterested Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate.  The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company.  The Board of the Unaffiliated Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.  The Unaffiliated Investment Company will maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described above, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of section 12(d)(l)(A)(i) of the Act, setting forth the party from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determination of the Board of the Unaffiliated Investment Company were made.

At the time of a Fund of Funds investment in an Unaffiliated Investment Company in excess of the limit in Section 12(d)(l)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment.  At such time, the Fund of Funds also will transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate.  The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list of names as soon as reasonably practicable after a change occurs.  The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the Requested Order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.  An Unaffiliated Investment Company (other than an ETF whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.8

4.           No Excessive Layering of Fees

Based on the proposed structure, the Applicants do not believe the arrangement will result in excessive layering of fees because the arrangement includes safeguards designed to address this issue.

Within the structure, the Unaffiliated Investment Companies and Affiliated Funds will pay advisory fees to their adviser(s).  In addition, the Underlying Funds will pay fees to their service providers for all other services relating to their operations, including custody, transfer agency and fund administration (e.g., compliance and fund accounting).  Underlying Funds also may impose Rule 12b-l fees or service fees that are paid to third parties for providing distribution, administrative, sub-transfer agency or other services beneficial to shareholders.  Shareholders of each Fund of Funds indirectly will pay their proportionate share of any such fees and expenses.

Each Fund of Funds also will pay its own advisory, administrative, custody, transfer agency, legal, accounting and other expenses.  Such services at the Fund of Funds level are different from the services provided to the Underlying Funds because each Fund of Funds is a separate entity with its own advisory, administrative, compliance, record keeping, and custody needs.   Each Fund of Funds may impose fees paid pursuant to a plan adopted under Rule 12b-1 under the Act and/or administrative servicing fees paid pursuant to its administrative service plan.

To assure that the investment advisory or management fees are not duplicative, prior to reliance on the Requested Order and subsequently in connection with the approval of any investment advisory or management contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of the Disinterested Trustees, will find that the advisory or management fees charged under a Fund of Fund’s advisory contract(s) are based on services provided that are in addition to , rather than duplicative of , services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest.  Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

In addition, the Manager will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company under Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Manager, or an affiliated person of the Manager, other than any advisory fees paid to the Manager or its affiliated person by an Unaffiliated Investment Company , in connection with the investment by the Fund of Funds in the Unaffiliated Fund.  Any Sub-Adviser for a Fund of Funds will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received from an Unaffiliated Fund by the Sub-Adviser, or an affiliated person of the Sub-Adviser, other than any advisory fees paid to the Sub-Adviser or its affiliated person by the Unaffiliated Investment Company , in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser.  In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

With respect to Registered Separate Accounts that invest in a Fund of Fund s , no sales load will be charged at the Fund of Funds level or at the Underlying Fund level. Other sales charges and services fees, as defined in Rule 2830 of the NASD Conduct Rules ("NASD Conduct Rule 2830") , if any, will only be charged at the Fund of Funds level or at the Underlying   Fund level, not both. 9   With respect to other investments in a Fund of Fund s , any sales charges and/or service fees charged with respect to shares of a Fund of Fund s will not exceed the limits applicable to funds of funds as set forth in NASD Conduct Rule 2830.

Applicants represent that each Fund of Funds will represent in the Participation Agreement that no insurance company sponsoring a Registered Separate Account funding Contracts will be permitted to invest in the Fund of Funds unless the insurance company has certified to the Fund of Funds that the aggregate of all fees and charges associated with each contract that invests in the Fund of Funds, including fees and charges at the S eparate A ccount, Fund of Funds, and the Underlying Fund levels, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

5.           Structure is not Overly Complex

The proposed arrangement will not create an overly complex fund structure of a type that would be confusing to shareholders.

To address this concern, no Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(l) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(l)(A) of the Act, except to the extent that such Underlying Fund: (a) acquires securities in compliance with Section 12(d)(1)(E) of the Act ; ( b ) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(l) of the Act); or ( c ) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to (i) acquire securities of one or more investment companies for short-term cash management purposes; or (ii) engage in interfund borrowing and lending transactions.

In the case of those Underlying Funds that operate using a master-feeder structure, having a Fund of Funds as an investor could result in a three-tier arrangement (a Fund of Funds investing in a feeder fund investing in a master fund).  However, Applicants do not believe this will result in an overly complex structure.  The master-feeder arrangement is entirely transparent.  For any investor, whether a Fund of Funds or any other investor, an investment in an Underlying Fund that was a feeder fund in a master-feeder arrangement would be no different than investing in an Underlying Fund that does not use a master-feeder arrangement (i.e., an Underlying Fund that invests directly in portfolio securities).

B.           Section 17(a)

Section 17(a) prohibits the purchase or sale of securities between a registered investment company and its affiliated persons or affiliated persons of such persons.  An “affiliated person” of another person is defined in Section 2(a)(3) of the Act as:

“(A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person, 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, an investment adviser thereof or any member of an advisory board thereof, and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.”

As the Manager serves as investment manager or investment adviser to each Fund of Funds and the Affiliated Funds, the Fund of Funds and the Affiliated Funds may be deemed to be under common control of the Manager and therefore affiliated persons of one another.  The Fund of Funds and the Underlying Funds also may be deemed to be affiliated persons of one another by virtue of a 5% or greater ownership interest by a Fund of Funds of one or more of such Underlying Funds' outstanding voting securities.  In light of these and other possible affiliations, the sale of shares by the Underlying Funds to the Fund of Funds and the purchase of those shares from the Fund of Funds by the Underlying Funds (through redemptions) could be deemed to be principal transactions between an affiliated person and a registered investment company under Section 17(a).10

Section 17(b), however, authorizes the Commission to grant an order permitting such transactions as otherwise might be prohibited under Section 17(a) if the Commission finds that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned; and (3) the proposed transaction is consistent with the general purposes of the Act.

Additionally, Section 6(c) of the Act provides that: “the Commission by rule or regulations, upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.”

Applicants believe that the proposed transactions among the Funds of Funds and the Underlying Funds satisfy the requirements for relief under both Sections 17(b) and 6(c) of the Act because the terms are fair and reasonable and do not involve overreaching .  The terms upon which an Underlying Fund will sell its shares to or purchase its shares from a Fund of Funds will be based on the net asset value of each Underlying Fund.11  In addition, the proposed structure and transactions will be consistent with the policies of each Fund of Funds and Underlying Fund, and with the general purposes of the Act.  The investment by a Fund of Funds in shares of the Underlying Funds and the issuance of shares of the Underlying Funds to a Fund of Funds will be effected in accordance with the investment policies contained in the registration statement of such Fund of Funds. For the reasons stated above, Applicants believe that the proposed transactions are consistent with the general purposes of the Act.  Applicants also believe that the requested exemptions are appropriate in the public interest and that  the Requested Order is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

C.           Rule 12d1-2 Relief

1.           Explanation of Rule 12d1-2

Section 12(d)(1) of the Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section. Section 12(d)(1)(G) of the Act, in relevant part, provides that Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered UIT (hereinafter in this paragraph referred to as the “acquired company”) purchased or otherwise acquired by a registered open-end investment company or a registered UIT (hereinafter in this paragraph referred to as the “acquiring company”), if (a) the acquired company and the acquiring company are part of the same “group of investment companies,” (b) securities of the acquired company, securities of other registered open-end investment companies and registered UITs that are part of the same “group of investment companies,” government securities, and short-term paper are the only investments held by the acquiring company, (c) the aggregate sales loads and distribution-related fees of the acquiring company and acquired company are not excessive under rules adopted pursuant to Section 22(b) or Section 22(c) of the Act by a securities association registered under Section 15A of the Exchange Act or by the Commission, and ( d ) the acquired company has a policy that prohibits it from acquiring any securities of registered open-end management investment companies or registered UITs in reliance on Section 12(d)(1)(G) or Section 12(d)(1)(F).

In 2006, the Commission adopted Rule 12d1-2 under the Act.12 Rule 12d1-2 permits a registered open-end investment company or a registered UIT that relies on Section 12(d)(1)(G) of the Act to acquire, in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper: (1) securities issued by an investment company that is not in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the Act; (2) securities (other than securities issued by an investment company) ; and (3) securities issued by a money market fund, when the investment is in reliance on Rule 12d1-1 under the Act . For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the Act.13 The Commission noted in the Rule 12d1-2 Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that Section 12(d)(1)(G) was intended to address.”14  The adoption of Rule 12d1-2 also reflects the Commission’s response to Congress’ expectation “that the Commission will use this authority [set forth in Section 12(d)(1)(J)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”15

Section 6(c) of the Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the Act was passed or subsequently amended.16 It permits the Commission to grant exemptions from particular provisions of the Act, or any rule thereunder, that would inhibit the development of new and innovative investment products. Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision or provisions of the Act or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

2.           Basis for Rule 12d1-2 Relief

The opportunity to invest in Other Investments will allow a Section 12(d)(1)(G) Fund of Funds greater flexibility to meet its investment objective. A Section 12(d)(1)(G) Fund of Funds would use Other Investments for a purpose that is consistent with its investment objective, policies, strategies and limitations. Consistent with its fiduciary obligations under the Act, a Section 12(d)(1)(G) Fund of Funds’ Board will review the advisory fees charged by the Section 12(d)(1)(G) Fund of Funds’ investment adviser(s) to ensure that the fees are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Section 12(d)(1)(G) Fund of Funds may invest.

Applicants request an order under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) to allow the Section 12(d)(1)(G) Funds of Funds to invest in Other Investments.  Applicants state that the proposed arrangement would comply with Rule 12d1-2 under the Act, but for the fact that the Section 12(d)(1)(G) Funds of Funds may invest a portion of their assets in Other Investments.   Applicants believe that permitting a Section 12(d)(1)(G) Fund of Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the Act, as originally adopted and as amended in 1970, was intended to address, namely: (1) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (2) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); (3) pyramiding of voting control of the underlying funds; and (4) complex pyramidal structures that may be confusing to investors.17 Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and 12(d)(1)(B). Section 12(d)(1)(G) addresses these concerns by (i) requiring that the acquiring company and the acquired company be part of the same group of investment companies, (ii) limiting charges and fees of the acquiring company and acquired company, and (iii) requiring that the acquired company not act as a fund of funds itself.  The adoption of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

Likewise, permitting a Section 12(d)(1)(G) Fund of Funds to invest in Other Investments in furtherance of its investment objective, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and 12(d)(1)(B). Rather, this additional flexibility will provide a Section 12(d)(1)(G) Fund of Funds with a broader array of investment options through which to pursue its investment objective.

The Applicants submit that the requested exemption offers significant benefits, as detailed above, and is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act,” and therefore meets the standards for relief set forth in Section 6(c) of the Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to the relief from Rule 12d1-2 requested in this Application.

IV.  Precedents In Support of the Exemption

            Investments in Underlying Funds by Funds of Funds

The Commission has granted exemptive orders to other mutual fund complexes to establish funds of funds arrangements with affiliated and unaffiliated investment companies .18   The Commission also has granted exemptive orders to other mutual fund complexes to permit a fund of funds to invest in underlying funds that serve as feeder funds in a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the Act.19

            Other Investments by Section 12(d)(1)(G) Funds of Funds

The Commission has granted exemptive orders authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in Other Investments.20

V.  Applicants’ Conditions

Applicants agree that the order granting the requested relief shall be subject to the following conditions:

            Investments in Underlying Funds by Funds of Funds

1 .           The members of the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.  The members of a Sub-Adviser Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.  If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated Fund, then the Group or the Sub-Adviser Group (except for any member of the Group or the Sub-Adviser Group that is a Separate Account) will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares.  A Registered Separate Account will seek voting instructions from its Contract Owners and will vote its shares of an Unaffiliated Fund in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.  An Unregistered Separate Account will either:  (i) vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares; or (ii) seek voting instructions from its Contract Owners and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.  This condition will not apply to a Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by, or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

2 .           No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3 .           The Board of each Fund of Funds, including a majority of the Disinterested Trustees, will adopt procedures reasonably designed to assure that the Manager and any Sub-Adviser are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or a Fund of Funds Affiliate from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

4 .           Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(l)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Disinterested Trustees, will determin e that any consideration paid by the Unaffiliated Investment Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned.  This condition does not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5 .           No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

6 .           The Board of an Unaffiliated Investment Company, including a majority of the Disinterested Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of Section 12(d)(l)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate.  The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company.  The Board of the Unaffiliated Investment Company will consider, among other things, (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

7 .           Each Unaffiliated Investment Company will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(l)(A)(i) of the Act, setting forth (a) the party from whom the securities were acquired, (b) the identity of the underwriting syndicate’s members, (c) the terms of the purchase, and (d) the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

8 .              Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit of Section 12(d)(l)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order.   At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in Section 12(d)(l)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment.  At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate.  The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list as soon as reasonably practicable after a change occurs.  The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the Requested Order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9 .           Before approving any advisory contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of the Disinterested Trustees, shall find that the advisory fees charged under the advisory contract are based on services provided that are in addition to , rather than duplicative of , services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest.  Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

10 .            The Manager will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company under Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Manager, or an affiliated person of the Man a ger, other than any advisory fees paid to the Manager or its affiliated person by an Unaffiliated Investment Company , in connection with the investment by the Fund of Funds in the Unaffiliated Fund.  Any Sub-Adviser will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser, or an affiliated person of the Sub-Adviser, from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or an affiliated person of the Sub-Adviser by the Unaffiliated Investment Company , in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser.  In the event that the Sub-Adviser waives or offset fees, the benefit of the waiver will be passed through to the Fund of Funds.

11 .            With respect to  Registered Separate Accounts that invest in a Fund of Fund s , no sales load will be charged at the Fund of Fund s level or at the Underlying Fund level.  Other sales charges and service fees, as defined in NASD Conduct Rule 2830, if any, will only be charged at the Fund of Funds level or at the Underlying Fund level, not both.  With respect to other investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in NASD Conduct Rule 2830.

12 .           No Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(l) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(l)(A) of the Act, except to the extent that such Underlying Fund (a) acquires such securities in compliance with Section 12(d)(1)(E) of the Act ; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(l) of the Act); or ( c ) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief  from the Commission permitting such Underlying Fund to (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

            Other Investments by Section 12(d)(1)(G) Funds of Funds

13.             T he Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Section 12(d)(1)(G) Fund of Funds from investing in Other Investments as described in this Application.

VI.  Request for Order of Exemption

The Applicants request that the Commission issue an order under Section 12(d)(1)(J) of the Act granting exemptions from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, under Sections 6(c) and 17(b) of the Act granting an exemption from Section 17(a) of the Act, and under Section 6(c) of the Act granting an exemption from Rule 12d1-2(a) under the Act, as described in this Application.  Applicants submit that, for all the reasons stated above, the requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act.

VII.  Procedural Matters

All actions necessary to authorize the execution and filing of this A pplication have been taken and the persons signing and filing this A pplication are authorized to so sign and file the same.  The resolutions of each of the applicants authorizing the filing of this A pplication and any amendments thereto are attached as Exhibits A1-5 to this Application.

Pursuant to Rule 0-2 under the Act, the Applicants hereby declare that this A pplication for a Commission order is signed by an authorized person on behalf of each of the Applicants pursuant to the general authority vested in such person by the appropriate charter documents and/or by resolution of each Board or pursuant to the appropriate charter documents of each Applicant, pursuant to Rule 0-2 under the Act, and/or by verification required by Rule 0-2(d) under the Act attached as Exhibit B to this Application, and further declare that such authorizations remain in full force and effect.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.   Pursuant to the requirements with regard to the electronic filing of applications, no form of Notice of Filing is provided.

The Applicants request than questions regarding this A pplication be directed to Chip Lunde, Esq. or Joan E. Boros, Esq. at Jorden Burt LLP, Suite 400 – East Lobby, 1025 Thomas Jefferson Street, N.W., Washington, DC 20007, telephone (202) 965-8139 or (202) 965-8150, respectively.

1 The order requested in this Application is hereinafter referred to as the "Requested Order."

2 In this regard, a Fund of Funds may not invest in an Underlying Fund that operates as a feeder fund unless the feeder fund is part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as its corresponding master fund.

3 Certain of the existing series of Series Trust are structured as “fund of funds” in reliance on Section 12(d)(1)(G) of the Act.  As discussed further below, these series currently are the JNL Institutional Alt 20 Fund, JNL Institutional Alt 35 Fund, JNL Institutional Alt 50 Fund, JNL Institutional Alt 65 Fund, JNL/Franklin Templeton Founding Strategy Fund, JNL/Mellon Capital Management Index 5 Fund, JNL/Mellon Capital Management 10 x 10 Fund, JNL/S&P Managed Conservative Fund, JNL/S&P Managed Moderate Fund, JNL/S&P Managed Moderate Growth Fund, JNL/S&P Managed Growth Fund, JNL/S&P Managed Aggressive Growth Fund, JNL/S&P Disciplined Moderate Fund, JNL/S&P Disciplined Moderate Growth Fund, JNL/S&P Disciplined Growth Fund, and JNL/S&P 4 Fund.

4 Shares of the Funds also may serve as funding vehicles for Contracts offered through separate accounts exempt from registration under the Act (“Unregistered Separate Accounts,” and together with the Registered Separate Accounts, the “Separate Accounts”).

5 Shares of the Funds also may serve as funding vehicles for Contracts offered through Unregistered Separate Accounts.

8 An Unaffiliated Investment Company , including an ETF, would retain its right to reject any initial investment by a Fund of Funds in excess of the limit in Section 12(d)(l)(A)(i) of the Act by declining to execute the Participation Agreement with the Fund of Funds.

9 Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

10  Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Fund of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds may be prohibited by Section 17(e) (1) of the Act.  The Participation Agreement also will include this acknowledgement.

11 Applicants note that a Fund of Funds generally would purchase and sell shares of an Unaffiliated Fund that operates as an ETF through secondary market transactions at market prices rather than through principal transactions with the Unaffiliated Fund at net asset value.  Applicants would not rely on the requested relief from Section 17(a) for such secondary market transactions.   To the extent that a Fund of Funds purchases or redeems shares from an ETF that is an affiliated person of the Fund of Funds in exchange for a basket of specified securities as described in the application for the exemptive order upon which the ETF relies, Applicants also request relief from section 17(a) for those in-kind transactions .

12 See Fund of Fund Investments, Inv. Co. Act Rel. No. 27399 (June 20, 2006) (the “Rule 12d1-2 Adopting Release”).

13 See id. at 17, n.58.

14 Id. at 17-18.

15 See H.R. Rep. No. 602, 104th Cong. 2nd Sess., at 43-44 (1996).

16 See, e.g., Trust Fund Sponsored by The Scholarship Club, Inc., Investment Company Act Release No. 5524 (Oct. 25, 1968) ([T]he broad exemptive power provided in Section 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., Investment Company Act Release No. 923 (July 16, 1946) (providing that Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the Act and unprovided for elsewhere in the Act”).

17 See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

18 See, e.g., Legg Mason Partners Equity Trust, et al. , Investment Company Act Release Nos. 29192 (Mar. 26, 2010) (Notice) and 29255 (Apr. 21, 2010) (Order) (File No. 812-13681); Goldman Sachs Trust, et al., Investment Company Act Release Nos. 28347 (Jul. 31, 2008) (Notice) and 28336 (Aug. 26, 2008) (Order) (File No. 812-13456); John Hancock Trust et al., Investment Company Act Release Nos. 27848 (May 30, 2007) (Notice) and 27873 (Jun. 26, 2007) (Order) (File No. 812-13506); and Schwab Capital Trust, Investment Company Act Release Nos. 24067 (Oct. 1, 1999) (Notice) and 23113 (Oct. 27, 1999) (Order) (File No. 812-10986).

19 Applicants note that substantially similar relief was granted in ProFunds et al., Investment Company Act Release Nos. 27599 (Dec. 14, 2006) (Notice) and 27658 (Jan. 9, 2007) (Order); and The RBB Fund, Inc. et al., Investment Company Act Release Nos. 28260 (Apr. 30, 2008) (Notice) and 28288 (May 28, 2008) (Order).

20 See, e.g., Calvert Social Investment Fund, et al. , Investment Company Act Release Nos. 29209 (Apr. 19, 2010) (Notice) and 29268 (May 17, 2010) (Order) (File No. 812-13718); Wells Fargo Funds Trust, et al., Investment Company Act Release Nos. 28482 (Oct. 31, 2008) (Notice) and 28524 (Nov. 26, 2008) (Order); The UBS Funds, et al., Investment Company Act Release Nos. 28080 (Dec. 19, 2007) (Notice) and 28122 (Jan. 16, 2008) (Order); and Vanguard STAR Funds, et al., Investment Company Act Release Nos. 28009 (Sept. 28, 2007) (Notice) and 28024 (Oct. 24, 2007) (Order).

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SIGNATURES

Dated:   September 22 , 2010                                                                JACKSON NATIONAL LIFE INSURANCE COMPANY

By:           /s/ Andrew B. Hopping__ ___________________
           Andrew B. Hopping

JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK

By:            /s/ Andrew B. Hopping__ ___________________
           Andrew B. Hopping

JACKSON NATIONAL ASSET MANAGEMENT, LLC

By:            /s/ Susan S. Rhee_______ ___________________
           Susan S. Rhee

JNL SERIES TRUST

By:            /s/ Susan S. Rhee_______ ___________________
           Susan S. Rhee

JNL VARIABLE FUND LLC

By:            /s/ Susan S. Rhee_______ ___________________
           Susan S. Rhee

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EXHIBIT INDEX

A.           Authority to Apply for SEC Exemptive Relief

B.           Rule 0-2(d) Verifications

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EXHIBIT A-1

JACKSON NATIONAL LIFE INSURANCE COMPANY

Certificate of Secretary

The undersigned, Secretary of Jackson National Life Insurance Company, a Michigan insurance corporation (“Corporation”), hereby certifies that the following resolution was duly adopted by the Corporation via Written Consent dated January 20, 2010, at which a quorum was present and acting throughout and that said resolution has not been rescinded or amended and is now in full force and effect:

Resolved, that the Board of Directors of Jackson (“Board”), have concluded, in the exercise of reasonable business judgment and in light of its fiduciary duties, to authorize the filing with the U.S. Securities and Exchange Commission (“SEC”) of an application and all amendments thereto for an exemptive order pursuant to Sections 6(c), 17(b) and 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “1940 Act”), relating to relief from Sections 17(a), 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, and Rule 12d1-2(a) under the 1940 Act to the extent necessary, to permit, among other things, each series of the JNL Series Trust, JNL Variable Fund LLC, and JNL Investors Series Trust to invest in affiliated and unaffiliated investment companies and other financial instruments, be, and it hereby is, approved; and be it

Further Resolved, that the officers of the Jackson, be, and each hereby is, authorized and directed, with the advice of counsel, to take such steps and to prepare, execute and file such documents, and pay such expenses, as he or she may deem necessary or appropriate to implement the foregoing resolution, including filing any further amendment to the application for the order.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on this 27th day of January, 2010.

_/s/ Thomas J. Meyer_________
Thomas J. Meyer, Secretary

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EXHIBIT A-2

JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK

Certificate of Secretary

The undersigned, Secretary of Jackson National Life Insurance Company of New York, a New York insurance corporation (“Corporation”), hereby certifies that the following resolution was duly adopted by the Corporation via Written Consent dated January 25, 2010, at which a quorum was present and acting throughout and that said resolution has not been rescinded or amended and is now in full force and effect:

Resolved, that the Board of Directors of Jackson NY (“Board”), have concluded, in the exercise of reasonable business judgment and in light of its fiduciary duties, to authorize the filing with the U.S. Securities and Exchange Commission (“SEC”) of an application and all amendments thereto for an exemptive order pursuant to Sections 6(c), 17(b) and 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “1940 Act”), relating to relief from Sections 17(a), 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, and Rule 12d1-2(a) under the 1940 Act to the extent necessary, to permit, among other things, each series of the JNL Series Trust, JNL Variable Fund LLC, and JNL Investors Series Trust to invest in affiliated and unaffiliated investment companies and other financial instruments, be, and it hereby is, approved; and be it

Further Resolved, that the officers of the Jackson NY, be, and each hereby is, authorized and directed, with the advice of counsel, to take such steps and to prepare, execute and file such documents, and pay such expenses, as he or she may deem necessary or appropriate to implement the foregoing resolution, including filing any further amendment to the application for the order.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on this 27th day of January, 2010.

_/s/ Thomas J. Meyer_________
Thomas J. Meyer, Secretary

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EXHIBIT A-3

JACKSON NATIONAL ASSET MANAGEMENT, LLC

CERTIFICATE OF SECRETARY

The undersigned, Secretary of Jackson National Asset Management, LLC, a Michigan limited liability company (“Company”), hereby certifies that the following resolution was duly adopted by the Company at a Board meeting held on December 17, 2009, at which a quorum was present and acting throughout and that said resolution has not been rescinded or amended and is now in full force and effect:

Approval of Exemptive Relief for
Jackson National Asset Management, LLC (“JNAM”)

Resolved, that the Board of Managers of JNAM (“Board”), have concluded, in the exercise of reasonable business judgment and in light of its fiduciary duties, to authorize the filing with the U.S. Securities and Exchange Commission (“SEC”) of an application and all amendments thereto for an exemptive order pursuant to Sections 6(c), 17(b) and 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “1940 Act”), relating to relief from Sections 17(a), 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, and Rule 12d1-2(a) under the 1940 Act to the extent necessary, to permit, among other things, each series of the JNL Series Trust, JNL Variable Fund LLC, and JNL Investors Series Trust to invest in affiliated and unaffiliated investment companies and other financial instruments, be, and it hereby is, approved; and be it

Further Resolved, that the officers of the JNAM, be, and each hereby is, authorized and directed, with the advice of counsel, to take such steps and to prepare, execute and file such documents, and pay such expenses, as he or she may deem necessary or appropriate to implement the foregoing resolution, including filing any further amendment to the application for the order.

In Witness Whereof, the undersigned has executed this Certificate on the 4th day of January, 2010.

_/s/ Susan S. Rhee_________
Susan S. Rhee, Secretary

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EXHIBIT A-4

JNL SERIES TRUST
JNL VARIABLE FUND LLC

CERTIFICATE OF SECRETARY

The undersigned, Secretary of JNL Series Trust, a Massachusetts business trust (“Trust”) and JNL Variable Fund LLC, a Delaware limited liability company (“Fund”), hereby certifies that the following resolutions were duly adopted by the Trust and Fund at a Board meeting held on December 18, 2009, at which a quorum was present and acting throughout and that said resolution has not been rescinded or amended and is now in full force and effect:

Authorization to Seek Orders of Approval or Exemption

JNL Series Trust
JNL Variable Fund LLC

Resolved, that the Board of Trustees of JNL Series Trust (“Trust”), and the Board of Managers of JNL Variable Fund LLC (“Fund”), including a majority of the Trustees/Managers who are not interested persons of the Trust/Fund, have concluded, in the exercise of reasonable business judgment and in light of its fiduciary duties, to authorize the filing with the U.S. Securities and Exchange Commission (“SEC”) of an application and all amendments thereto for an exemptive order pursuant to Sections 6(c), 17(b) and 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “1940 Act”), relating to relief from Sections 17(a), 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, and Rule 12d1-2(a) under the 1940 Act to the extent necessary, to permit, among other things, each series of the Trust/Fund to invest in affiliated and unaffiliated investment companies and other financial instruments, be, and it hereby is, approved; and be it

Further Resolved, that the officers of the Trust/Fund, be, and each hereby is, authorized and directed, with the advice of counsel, to take such steps and to prepare, execute and file such documents, as he or she may deem necessary or appropriate to implement the foregoing resolution, including filing any further amendment to the application for the order.

In Witness Whereof, the undersigned has executed this Certificate on the 4th day of January, 2010.

_/s/ Susan S. Rhee_________
Susan S. Rhee, Secretary

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EXHIBIT A-5

JNL SERIES TRUST
JNL VARIABLE FUND LLC

CERTIFICATE OF SECRETARY

The undersigned, Secretary of JNL Series Trust, a Massachusetts business trust (“Trust”) and JNL Variable Fund LLC, a Delaware limited liability company (“Fund”), hereby certifies that the following resolutions were duly adopted by the Trust and Fund at a Board meeting held on December 18, 2009, at which a quorum was present and acting throughout and that said resolution has not been rescinded or amended and is now in full force and effect:

Authorization to Seek Orders of Approval or Exemption

JNL Series Trust
JNL Variable Fund LLC

Resolved, that the Board of Trustees of JNL Series Trust (“Trust”), and the Board of Managers of JNL Variable Fund LLC (“Fund”), including a majority of the Trustees/Managers who are not interested persons of the Trust/Fund, have concluded, in the exercise of reasonable business judgment and in light of its fiduciary duties, to authorize the filing with the U.S. Securities and Exchange Commission (“SEC”) of an application and all amendments thereto for an exemptive order pursuant to Sections 6(c), 17(b) and 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “1940 Act”), relating to relief from Sections 17(a), 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, and Rule 12d1-2(a) under the 1940 Act to the extent necessary, to permit, among other things, each series of the Trust/Fund to invest in affiliated and unaffiliated investment companies and other financial instruments, be, and it hereby is, approved; and be it

Further Resolved, that the officers of the Trust/Fund, be, and each hereby is, authorized and directed, with the advice of counsel, to take such steps and to prepare, execute and file such documents, as he or she may deem necessary or appropriate to implement the foregoing resolution, including filing any further amendment to the application for the order.

In Witness Whereof, the undersigned has executed this Certificate on the 4th day of January, 2010.

_/s/ Susan S. Rhee_________
Susan S. Rhee, Secretary

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EXHIBIT B

VERIFICATION

State of Michigan                                )

) SS:

County of Ingham                                )

The Undersigned, being duly sworn, deposes and states that he has duly executed the attached Amended and Restated Application, dated September 22 , 2010, for and on behalf of Jackson National Life Insurance Company ("Jackson National"); that he is the Executive Vice President and Chief Financial Officer of Jackson National; and that all action by the members of the Board of Directors of Jackson National necessary to authorize deponent to execute and file such instrument has been taken. Deponent further states that he is familiar with such instrument, and the contents thereof, and that facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Andrew B. Hopping__________________
Andrew B. Hopping

VERIFICATION

State of Michigan                                )

) SS:

County of Ingham                                )

The Undersigned, being duly sworn, deposes and states that he has duly executed the attached Amended and Restated Application, dated September 22 , 2010, for and on behalf of Jackson National Life Insurance Company of New York ("Jackson National NY"); that he is the Executive Vice President, Chief Financial Officer, and Chairman of Jackson National NY; and that all action by the members of the Board of Directors of Jackson National NY necessary to authorize deponent to execute and file such instrument has been taken. Deponent further states that he is familiar with such instrument, and the contents thereof, and that facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Andrew B. Hopping______________
Andrew B. Hopping

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VERIFICATION

State of Michigan                                )
) SS:
County of Ingham                                )

The Undersigned, being duly sworn, deposes and states that she has duly executed the attached Amended and Restated Application, dated September 22 , 2010, for and on behalf of Jackson National Asset Management, LLC ("JNAM"); that she is the General Counsel, Senior Vice President and Secretary of JNAM; and that all action by the members of the Board of Managers of JNAM necessary to authorize deponent to execute and file such instrument has been taken. Deponent further states that she is familiar with such instrument, and the contents thereof, and that facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Susan S. Rhee______________________
Susan S. Rhee

VERIFICATION

State of Michigan                                )
) SS:
County of Ingham                                )

The Undersigned, being duly sworn, deposes and states that she has duly executed the attached Amended and Restated Application, dated September 22 , 2010, for and on behalf of JNL Series Trust; that she is the Vice President, Counsel and Secretary of JNL Series Trust; and that all action by the members of the Board of Trustees of JNL Series Trust necessary to authorize deponent to execute and file such instrument has been taken. Deponent further states that she is familiar with such instrument, and the contents thereof, and that facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Susan S. Rhee_______________________
Susan S. Rhee

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VERIFICATION

State of Michigan                                )
) SS:
County of Ingham                                )

The Undersigned, being duly sworn, deposes and states that she has duly executed the attached Amended and Restated Application, dated September 22 , 2010, for and on behalf of JNL Variable Fund LLC ("JNLVF"); that she is the Vice President, Counsel and Secretary of JNLVF; and that all action by the members of the Board of Managers of JNLVF necessary to authorize deponent to execute and file such instrument has been taken. Deponent further states that she is familiar with such instrument, and the contents thereof, and that facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Susan S. Rhee_____________________
Susan S. Rhee

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